Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

2207-90b Street SW

Edmonton, Alberta T6X 1V8

Item 2 Date of Material Change

July 31, 2024

Item 3 News Release

A press release describing the material change was disseminated by Aurora before market open on August 1, 2024 through Cision PR Newswire and can be found on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

The Company announced that it has entered into a commercial collaboration with Cogent International Manufacturing Ltd. ("Cogent"), a wholly-owned subsidiary of Vectura Fertin Pharma Inc. Through this arrangement, Cogent will initially launch its newly developed CBD lozenge on Aurora's Canadian medical cannabis patient platform, giving access to patient feedback which will be used to validate the product proposition and patient responses to the product while building real-world patient data for future analysis. Following the successful launch of the CBD lozenge, the two companies may explore opportunities regarding the potential commercialization of other Vectura Fertin Pharma medical cannabis products in Canada.

Item 5 Full Description of Material Change

5.1        Full Description of Material Change

On July 31, 2024, the Company, through a wholly-owned subsidiary, entered into a commercial collaboration with Cogent, a wholly-owned subsidiary of Vectura Fertin Pharma Inc. Through this arrangement, Cogent will initially launch its newly developed CBD lozenge on Aurora's Canadian medical cannabis patient platform, giving access to patient feedback which will be used to validate the product proposition and patient responses to the product while building real-world patient data for future analysis. Following the successful launch of the CBD lozenge, the two companies may explore opportunities regarding the potential commercialization of other Vectura Fertin Pharma medical cannabis products in Canada.

The agreement between Aurora and Cogent is expected to have an initial term of 24 months, with a target of launching CBD containing products on Aurora's Canadian medical cannabis marketplace, starting with a CBD lozenge. The products will be manufactured, packaged and labelled by Cogent for sale and distribution by Aurora through its leading direct-to-patient e-commerce sales channel, requiring minimal additional capital investment by Aurora. The agreement provides for a fixed fee to Aurora on a quarterly basis for the provision of certain marketing, distribution and data collection services to Cogent for a total of $9.84 million over the term of the agreement, and allows for Aurora to earn net revenue on a percentage basis of sales.

The expected launch of the first SKU in market is targeted for later in 2024. A copy of the news release is attached hereto.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Ananth Krishnan, Vice President, Corporate Development, who is knowledgeable about the details of the Agreement and may be contacted at Ananth.krishnan@auroramj.com.

Item 9 Date of Report

August 7, 2024

Appendix: News Release

(attached)

Aurora Cannabis and Vectura Fertin Pharma, Inc. announce commercial collaboration

Collaboration will initially see launch of a new CBD lozenge from Cogent International, a Vectura Fertin Pharma subsidiary, on Aurora’s Canadian medical cannabis patient platform

Following successful launch of CBD lozenge, the collaboration will explore the potential to launch Vectura Fertin Pharma’s future medical cannabis portfolio in Canada

Edmonton, AB, and Stamford, CT - August 1, 2024 - Aurora Cannabis Inc. ("Aurora") (NASDAQ | TSX: ACB), a leading Canadian-based global medical cannabis company, and Vectura Fertin Pharma, Inc., an innovator in wellness and healthcare, are pleased to announce that Aurora has entered into a commercial collaboration with Cogent International Manufacturing Ltd. (“Cogent”), a wholly-owned subsidiary of Vectura Fertin Pharma Inc. Through this arrangement, Cogent will initially launch its newly developed CBD lozenge on Aurora’s Canadian medical cannabis patient platform, giving access to patient feedback which will be used to validate the product proposition and patient responses to the product while building real-world patient data for future analysis. Following the successful launch of the CBD lozenge, the two companies may explore opportunities regarding the potential commercialization of other Vectura Fertin Pharma medical cannabis products in Canada.

“We are excited about this commercial collaboration that will allow Aurora to leverage its industry-leading patient platform in Canada to support advancements in medical cannabis, as well as to provide our patients with access to Vectura Fertin Pharma’s new CBD lozenge,” said Miguel Martin, CEO for Aurora. “As a global leader in the manufacturing of pharmaceutical-grade medical cannabis, we are pleased to see increased interest in the possibilities of medical cannabis as part of healthcare options made available to Canadians.”

Michael Kunst, CEO for Vectura Fertin Pharma, said: “At Vectura Fertin Pharma, we are committed to building a pipeline of innovation, based on scientific rigor, to improve unmet medical and health needs. We are delighted to be working with the Aurora team who share our high standards for safety and quality, and our strong focus on improving people’s lives. Through this strategic collaboration, the Aurora platform will enable us to bring our new CBD lozenge, as prescribed by a healthcare professional, to the largest patient base in Canada, and to both study its impact and validate the product proposition through the generation of real-world patient data.”

Select Agreement Details

The agreement between Aurora and Cogent is expected to have an initial term of 24 months, with a target of launching CBD containing products on Aurora’s Canadian medical cannabis marketplace, starting with a CBD lozenge. The products will be manufactured, packaged and labelled by Cogent for sale and distribution by Aurora through its leading direct-to-patient e-commerce sales channel, requiring minimal additional capital investment by Aurora. The expected launch of the first SKU in market is targeted for later in 2024.

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult- use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

About Vectura Fertin Pharma

At Vectura Fertin Pharma, we are developing and commercializing a proprietary pipeline of differentiated products and brands in wellness and healthcare that address unmet patient and consumer needs. We have unique R&D capabilities in inhaled and oral technology, which we are applying across four key areas: Cannabinoids, Inhaled Therapeutics, Nicotine Replacement Therapy and Consumer Health. Underpinned by scientific rigor, and patient and consumer insights, we are passionate about finding new and better ways to help people take care of their health and wellbeing. Vectura Fertin Pharma was formed in March 2022 following the acquisition of Fertin Pharma, Vectura Group PLC and OtiTopic by Philip Morris International. For more information, visit www.vecturafertinpharma.com or LinkedIn.

Contacts

Aurora Cannabis

For Media: For Investors:

Michelle Lefler ICR, Inc.

VP, Communications & PR aurora@icrinc.com media@auroramj.com

Vectura Fertin Pharma

vecturafertinpharma@consilium-comms.com

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Company’s commercialization collaboration with Cogent, which include, but are not limited to, those statements under the heading “Select Agreement Details”, statements related to the launch of Cogent’s newly- developed CBD lozenge on Aurora’s Canadian medical cannabis patient platform, the potential to launch Vectura Fertin Pharma’s future medical cannabis portfolio, the Company’s ability to support advancements in medical cannabis and to provide its patients with access to new products, the ability for Vectura Fertin Pharma to study the efficacy and other patient responses to the product while building real-world patient data for future analysis, and increased interest in the possibilities of medical cannabis.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results.

Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward- looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.